February 5, 2013

Via Edgar Filing

Reid Hooper, Esq.

Attorney-Adviser

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	xG Technology, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted December 26, 2012
CIK No. 0001565228

Dear Mr. Hooper:

This letter responds to the staff’s comment letter dated January 18, 2103 relating to the above-captioned confidential registration statement. For your convenience, we have restated the Staff’s comment and have provided the Company’s response below such comment.

General

1.	We note your website, www.xgtechnology.com, currently has a press release dated December 27, 2012, announcing that your board is considering a US listing. The press release can be located at: http://www.xgtechnology.com/2012-Press-Releases/boardconsidering-us-listing.html. Within the press release we note information was provided related to the status of your draft registration statement submission with the SEC and the desired listing of your common shares on NASDAQ. Further, within the December 27, 2012 press release, we note certain comments made by your CEO, Rick Mooers, related to your xMax cognitive radio system product and your “strong and growing intellectual property portfolio,” a growing number of orders that you have received and how it is an ideal time to seek a listing of your common shares on NASDAQ.

Please tell us how this press release, specifically the comments made within the press release by your CEO, are consistent with your obligations under the federal securities laws and rules relating to communications in connection with an offering of securities.

As an initial matter, please note that Mr. Mooers is our Executive Chairman not our CEO.

Section 2(a)(3) of the Securities Act defines an “offer” as “every attempt to offer to dispose or, or solicitation of an offer to buy, a security or interest in a security, for value.” The Commission has issued interpretive releases stating that any publicity that may “contribute to conditioning the public mind or arousing public interest” in the offering, can constitute a prohibited “offer” under the Securities Act (Publication of Information Prior to or After the Effective Date of a Registration Statement, Securities Act Release No. 33-3844, 22 Fed. Reg. 8359 (Oct. 8, 1957)). As discussed below, we do not believe that the release cited above constituted a communication by the Company conditioning the public mind or arousing public interest in a potential or proposed offering. Further, the release was prepared as a mandated response to AIM regulations and was passed upon by the Company’s Nominated Adviser or NOMAD.

First, the statements are isolated, very general in nature and contain no specific offering terms; and they could not be said as a practical matter to make the Company’s securities more attractive in the eyes of potential investors, particularly inasmuch as the Company’s historical investor base has been located outside of the United States (primarily in Europe) in accordance with Regulation S.

Second, the statements are significantly removed in time from any proposed offering: although the Company is making this confidential submission pursuant to the JOBS Act, it has not made a formal filing of the Registration Statement. We note that while the Company may not be eligible for the exemption under Rule 163A for certain communications made more than 30 days before the date of the filing of a registration statement (because price of the Company’s stock (as listed on the AIM market would constitute a penny stock as defined in Rule 3a51-1 of the Securities Exchange Act of 1934, as well as for other reasons), nevertheless the existence of that rule and the discussion in the adopting release (33-8591; 34-52056) indicate that the Commission believes that a 30-day timeframe may be adequate to assure “that these communications will not condition the market for a securities offering by providing a sufficient time period to cool any interest in the offering that might arise from the communication.” (Ibid. at III.D.2.a) (Rule 163A is, of course, a non-exclusive safe harbor, and other pre-filing communications are not presumed to be offers; whether they are depends on the facts and circumstances.)

From all these facts and circumstances, we do not think it is reasonable to conclude that the statements in question were part of a selling effort for, or that they contributed to conditioning the public mind or arousing public interest in, a planned offering. We also do not believe the facts resemble any of the examples provided by the Commission in Release No. 33-3844.

Based on the foregoing, we respectfully submit that the release in question did not constitute an offer of the Company’s securities.

Going forward the Company intends to qualify all releases in the following manner and with the following until its shares are registered:

NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

and

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements. This press release is being issued pursuant to and in accordance with Rule 135e under the Securities Act.

2.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

We have revised the disclosures to include the emerging growth company disclosures referenced above. The added disclosures may be easily identified in the marked registration statement attached to this correspondence.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

While the Company has had conversations with investment banking firms, the Company has not approached any potential investors in reliance on Securities Act Section 5(d), nor has any research been distributed or published in reliance upon Securities Act Section 2(a)(3).

4.	We note that the Company listed its shares on the Alternative Investment Market (AIM) of the London Stock Exchange in 2006 and has since continued to trade on that market. Supplementally advise, with a view to disclosure, why you have not been required to register your shares under the Exchange Act.

The Company has raised its funding primarily in Europe and almost exclusively in reliance of the exemption afforded by Regulation S. With the exception of certain founders, who are US residents, the Company believes, based on shareholder lists it has received, that nearly all shareholders (approximately 200) are all non-US citizens. The Company has gone to extraordinary measures to assure that all raises were properly conducted in reliance of Regulation S and that its ordinary shares are properly listed and settled on AIM in accordance with these restrictions. As a result, the Company does not believe it would have been required to register its shares under the Exchange Act. For the staff’s convenience, we have included a link to the relevant cite on the London Stock Exchange website, which follows immediately below:

http://www.londonstockexchange.com/companies-and-advisors/aim/advisers/regulation/regulation.htm

5.	We note numerous references to third party information throughout the prospectus. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. We note, by way of example, the reference to a Cisco report on page 12 and references to several studies undertaken by the FCC beginning on page 48.

Please find copies of the materials requested that are being filed as exhibits to this correspondence.

6.	We note you reference the entities MBTH and MB Merchant Group throughout your prospectus. For example, we note disclosure in your MD&A and related party sections discussing numerous contractual agreements and arrangements entered into with MBTH. In addition, we note disclosure in footnote 2 to the beneficial ownership table that MB Merchant Group owns 74.46% of MBTH, which beneficially owns 55.02% of your common shares as of November 30, 2012. Please revise your disclosure in your summary, MD&A and business sections to discuss your relationship with these entities and the affiliated parties associated with MBTH and MB Merchant Group.

The changes to the disclosure have been made.

Prospectus Cover Page, page 3

7.	Please identify your lead or managing underwriters in your next submission and provide a description of the underwriting arrangements. This includes discussion on the cover page related to the over-allotment option available to the underwriter to purchase additional shares in the offering. Refer to Item 501(b)(8) of Regulation S-K.

We have identified the underwriter in this resubmission and provided a description of the underwriting arrangements. In addition, the cover page has been revised to disclose the over-allotment option available to the underwriter to purchase additional shares in the offering.

Prospectus Summary, page 10

Our Company, page 10

8.	Please revise your disclosure throughout your summary, MD&A and business section to clearly discuss the current state of your operations. Your disclosure should explain that you are a developmental stage company that is currently still in the process of testing and evaluating your products. Discuss that you have generated minimal revenues since inception, including $0 for the nine months ended September 30, 2012. Further, discuss your history of net losses since inception and that you expect to continue to realize net losses for the immediate future due to your research and development costs and until you begin to commercialize your products and technology.

We have amended our disclosure accordingly throughout the registration statement to clearly discuss the current state of our operations. As discussed in response to comment number 27 below, we do not believe that we meet the criteria for development stage company.

9.	Provide the basis for your management’s belief that xMax is the “world’s first carrier-class cognitive radio network system.”

We have amended our disclosure to remove these references.

10.	Revise your disclosure throughout your prospectus to provide more information related to the “certain tests” of your system that you believe validate your technology. Please explain when these tests were conducted, the type of tests conducted and the basis for your belief that these tests validate your technology.

Language regarding the validation of the technology through the tests has been removed from the disclosure.

11.	Revise your disclosure throughout your prospectus, including in your MD&A, to discuss the receipt of purchase orders for an estimated $7.4 million and also the signing of several MOUs for the supply of xMax equipment and services. Discuss the contracting parties and when you anticipate fulfilling these purchase orders. We note your disclosure in the notes to the financial statements on page F-18.

The disclosure has been amended accordingly throughout the document.

Industry Background, page 12

12.	Please revise your disclosure in the last sentence of the fourth paragraph on page 12 to describe that it is your belief or assumption regarding the central point of the cited US President’s Council of Advisors on Science and Technology (“PCAST”) report.

We have amended our disclosure accordingly.

The Offering, page 14

13.	Revise your summary offering disclosure to include discussion of the number of common shares that will be issued in the underwriter’s over-allotment option.

We have amended our disclosure accordingly.

Risk Factors, page 18

Our failure to obtain and maintain required certifications..., page 22

14.	Briefly describe the certifications you could be required to obtain in order to bid on defense contracts. Please explain whether you have had to apply for any certifications as of the date of this offering, and if so, discuss the status of those applications.

Please see the changes that have been made to this section of the disclosure.

Changes in current laws or regulations..., page 24

15.	It appears, given the current design of your products, if certain changes in current laws or regulations take place in the United States related to the unlicensed use of spectrum, that unless you redesign your products you may experience significant losses. Your disclosure should be clear regarding the risks of designing your products to be optimized for operation in an unlicensed spectrum in the United States. Please revise.

We have revised the disclosure accordingly.

Compliance with environmental, import and export.... page 24

16.	It appears this risk factor disclosure is incomplete. Please briefly describe the changes in environmental, import and export, and health and safety laws that you believe could reduce the net realizable value of your products.

We have revised the disclosure accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

17.	We refer to your disclosures indicating that the commercialization of your business has been validated by the receipt of purchase orders, for a total of an estimated $7.4 million in xMax equipment, engineering services and other hardware. Revise to explain in more detail why you believe these purchase orders validate the “commercialization of your business; disclose the period over which you expect to recognize revenue from the contracts signed in 2012; and describe any related risks and uncertainties associated with these agreements.

We have revised the disclosure accordingly.

Key Components of Our Results of Operations and Financial Condition, page 34

18.	Clarify to whom you have historically sold all of your products, and why you are changing your method of distribution.

The disclosure has been modified accordingly. The Company has no intention of changing its method of distribution; however, it will continue to look for new and/or additional means and channels through which to distribute its products, while continuing to maintain existing distribution channels.

19.	We note your disclosure throughout your MD&A regarding your business strategy and intentions “in the future.” Revise your disclosure to provide more context surrounding this disclosure. For example, discuss when you believe your strategy for your technology to be embedded in a semiconductor chip that could be sold to third party manufacturers can be implemented. Also, discuss your belief as to when you plan on outsourcing your manufacturing and order fulfillment and utilizing contract manufacturers.

We have revised the disclosure accordingly.

Business, page 47

Products, page 53

20.	Provide the basis for your statement that your xMax product yields “outstanding” interference rejection. In addition, provide the basis for your statement that the “powerful” signal processing and frequency-agile hardware gives xMax “unmatched” capabilities to deliver a licensed spectrum experience using unlicensed spectrum. Explain whether there are any other companies that have products designed to use unlicensed spectrum.

We have revised the disclosure to include more neutral terms to describe our technology.

Competition, page 56

21.	Highlight why you believe Ubiquiti Networks and Cambium Networks are considered competitors.

We have revised the disclosure accordingly to explain why we consider these companies to be competitors.

Leal Proceedings, page 63

22.	Revise your disclosure to provide an updated balance of the Spartan Mullen judgment that has yet to be paid. Discuss if/when you anticipate full payment of the judgment.

We have updated the disclosure to explain the amount of the balance due and the fact that we do not believe we will ever be paid in respect of this judgment.

Management, page 64

23.	Provide for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and nature. See Item 401(e)(1) of Regulation S-K.

The disclosure has been modified accordingly.

Executive Compensation, page 71

24.	Revise your disclosure to update your executive compensation information for the recent year ended December 31, 2012.

We have revised the disclosure accordingly.

25.	Provide narrative discussing the performance measures used to determine the cash and stock bonuses paid to your named executive officers.

The requested disclosure has been added.

Related Party Transactions, page 83

26.	Please update the information related to your related party transactions to a more recent practicable date. We note most of the information provided is as of December 31, 2011.

The requested disclosure has been added.

Financial Statements

General

27.	It appears that you may qualify as a development stage company, as defined by ASC 915. Please revise your financial statements to comply with ASC 915-205-45-2 through 45-4 and related subtopics, or tell us why you do not believe you are required to do so.

Under ASC 915-10-05-2 a development stage entity will typically be devoting most of its efforts to activities such as:

a.	Financial planning
b.	Raising capital
c.	Exploring for natural resources
d.	Developing natural resources
e.	Research and development
f.	Establishing sources of supply
g.	Acquiring property plant equipment or other assets
h.	Recruiting and training personnel
i.	Developing markets
j.	Starting up production

The Company does not consider itself a development stage company as defined by ASC 915-10-05-2. The Company has established and implemented its core technology as evidenced by the working model of one of the Company’s products in 2011. These products demonstrated the ability that the Company’s core technology would offer voice service to its customers. The Company started amortizing these products accordingly in 2011. These products were available for sale to customers and the company had identified and begun pursuing sales leads in several vertical markets for these products and recognized revenues during 2011 for the sale of these products to one customer. Based upon the Company’s knowledge of evolutions in the wireless carrier network markets, the Company made a decision that the integration of data and voice was necessary to address other markets that they were targeting. Instead of continuing with production of the current portfolio of products the Company made the decision that it was better to further enhance their technology to allow for the integration of data and voice prior to the major release and rollout of their products. This does not detract from the fact that the Company could have continued pursuing the voice markets without the additional functionality of data under their current product portfolio. At January 31, 2013 the Company has signed purchase orders of $29.5 million for the delivery of products and services for which the Company anticipates recognizing material revenues in the second half of fiscal 2013.

28.	Revise the face of your balance sheets, income statements, and statements of cash flows to identify all related party transactions. This includes, but is not limited to your convertible notes outstanding with MBTH and Treco. Please refer to Rule 4-08(k) of Regulation S-X for further guidance

Pursuant to the Staff’s comment, please note that the balance sheets, income statements and statements of cash flows have been revised to identify all related party transactions in accordance with Rule 4-08 (K) of Regulation S-X.

Balance Sheets. page F-2

29.	We refer to your convertible notes payable with MBTH and related presentation as long-term liabilities. Based upon the descriptions of the notes found on pages F-11 and F-12, these convertible notes are due at maturity, or on demand. Please revise to classify all of your obligations that could be payable on demand as current liabilities per ASC 470-1045-9 and 45-10.

Pursuant to the Staff’s comment, please note that the financial statements have been revised to reflect the convertible notes payable as a current liability in accordance with ASC 470-10-45-9 and 45-10.

Income Statement. page F-3

30.	We note your presentation of cost of sales excludes depreciation and amortization. It appears that amortization expense is primarily attributed to your capital investments in software. If your cost of sales excludes depreciation and amortization for property and equipment that is directly attributable to the generation of revenue, it is not appropriate to present gross profit, since it results in a figure for income before depreciation, which is prohibited by SAB Topic 11:B. Please revise your presentation accordingly.

Pursuant to the Staff’s comment, please note that the financial statements have been revised to eliminate the caption gross profit.

31.	We note your presentation of amortization of capitalized software as an operating expense after the presentation of gross profit. Please refer to ASC 985-20-45-1 which states that amortization expense of capitalized software costs shall be charged to cost of sales or a similar expense category. Please revise your presentation accordingly.

Pursuant to the Staff’s comment, please note that the financial statements have been revised in response to the staff’s comment number 30 above.

Note 2. Summary of Significant Accounting Policies Intangible Assets, page F-6

32.	We note that you amortize capitalized software costs on a straight-line basis over five years. Please provide us with your basis for determining the economic useful life of capitalized software.

The Company amortizes its capitalized software costs over 5 years on the knowledge that it operates in a fast paced industry and the development and changes in its software can occur frequently. The Company evaluated these facts and circumstances and concluded that the estimated economic life of its products to be 5 years. The Company will evaluate any changes to the useful life based upon future events when they occur.

33.	We note that you amortize the cost of patents and licenses on a straight-line basis over their useful lives which range between 18.5 and 20 years. Please provide us with your basis for determining the economic useful life of these intangible assets.

Under current US Law, the term for patent protection is 20 years. It is management’s belief therefore the useful life in terms of amortization expense is 20 years or the remaining protected life of 18.5 years.

Stock Based Compensation, page F-7

34.	We note your disclosure that “options awarded to purchase shares of common stock issued to non-employees in exchange for services are accounted for as variable awards.” It is not clear if you have issued both options and warrants to non-employees or only warrants as disclosed in section (b) of Note 8. Please revise to clarify and provide all of the disclosures required by ASC 505-50-50-1 which refers the guidance in ASC 718-1050-1 and 50-2, including but not limited to:

•	the nature and terms of arrangements with non-employees that existed during the period and the potential effects of those arrangements on shareholders;

•	the effect of compensation cost arising from share-based payment arrangements on the income statement;.

•	the method of estimating the fair value of the goods or services received, or the fair value of the equity instruments granted (or offered to grant), during the period; and

•	the cash flow effects resulting from share-based payment arrangements.

The Company has granted options to non-employees under the equity incentive plans which are discussed in Note 8 (a). The Company accounts for these awards to non-employees as variable awards and they are re-measured at each reporting date until the award vests.

The Company has also granted options and warrants to non-employees outside of the equity incentive plans which are discussed in Note 8 (b). The Company issued a warrant to purchase 1,520,633 to a non-employee on May 14, 2010 which vested 33.3% each year over a three year period to correspond with the performance of the services. The Company valued the award on the date of grant using the Black Scholes Merton valuation technique and has revalued the award at December 31, 2010 and 2011. During the years ended December 31, 2011 and 2010, the Company recognized stock based compensation expense attributable to this warrant of $96 thousand and $98 thousand respectively for a total of $194 thousand of cumulative compensations expense. As disclosed in Note 13, Subsequent Events, on page F-19, the warrant issued to the non-employee was cancelled on March 22, 2012 and the service contract was canceled for failure to perform the required services. The warrant was canceled without vesting and the cumulative compensation expense of $194 thousand was reversed upon cancelation. All other options and warrants issued outside of the equity incentive plans were fully vested on the date of issuance.

Pursuant to the Staff’s comment, please note that the financial statements have been revised to reflect the disclosures required by ASC 505-50-50-1 and ASC 718-10-50-1 and 50-2.

Note 5. Intangible Assets. page F-10

35.	We note that the balances of your capitalized software costs of $8.0 million and $11.7 million at December 31, 2011 and September 30, 2012, respectively are material to your balance sheet. In this regard, please expand your note disclosures to discuss the risks and uncertainties related to capitalized software costs and expand your note to describe the nature of the activity or products for which capitalization costs have been presented.

Pursuant to the Staff’s comment, please note that the financial statements have been revised to reflect additional risks and uncertainties related to its capitalized software costs. See additional disclosure Note 2 Summary of Significant Account Policy. The note was also expanded to describe the nature of the activity or products for which capitalization costs have been presented.

“The Company’s proprietary software solutions operate in a fast changing industry that may generate unknown methods of detecting and monitoring disturbances that could render our technology inferior, resulting in the Company’s results of operations being materially adversely affected. The Company does, however, closely monitor trends and changes in technologies and customer demand that could adversely impact its competitiveness and overall success.”

“It is reasonably possible that those estimates of anticipated future gross revenues, the remaining estimated economic life of the product, or both will be reduced significantly in the near term due to competitive pressures. As a result, the carrying amount of the capitalized software costs for our products may be reduced materially in the near term. Our software is inherently complex and may contain defects and errors that are only detectable when the products are in use. Such defects or errors could have a serious impact on our end customers, which could damage our reputation, harm our customer relationships and expose us to liability. Defects in our software could adversely affect our ability and that of our customers to ship products on a timely basis as well as customer or licensee demand for our products. Any such delays or declines in demand could reduce our revenues and harm our ability to achieve or sustain desired levels of profitability. We and our customers may also experience component or software failures or defects that could require significant product recalls, rework and/or repairs that are not covered by warranty reserves.”

See revised disclosures in Note 5 Intangibles.

36.	We note that you began amortizing capitalized software costs in fiscal 2011. Please tell us which products these expenses relate to and how you determined the appropriate point at which to begin amortization in accordance with ASC 985-20-35-1 through 35-3.

In accordance with ASC 985-20-35-3 the Company began to amortize capitalized software costs related to the BSN250 base station and TX70 handset which allowed the Company to offer its voice and spectrum access solutions when the products became available for general release to customers as is evidenced by the sales recorded during the year ended December 31, 2011. The Company began amortizing capitalized software costs using the straight line method over the remaining estimated economic life of the production in accordance with ASC 985-20-35-1 (b). Amortization expense was $479,000 and $494,000 for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively.

37.	We note that during fiscal 2011 and during the nine month period ended September 30, 2012, you recognized revenue of $150,000 and $0, respectively. Please tell us how you evaluated the net realizable value of capitalized software costs as of December 31, 2011 and September 30, 2012 in accordance with ASC 985-20-35-4.

The Company evaluates the net realizable value of capitalized software relying on a number of factors including our sale backlog, business plans, and projected sales for the next three years.

Our sales backlog consists of amounts associated with signed purchase orders and specific opportunities identified by management and our sales team that we believe have a greater than 50% of converting into future sales.

In order to comply with the requirements of ASC 985-20-35-4 we must then determine the costs associated with the backlog. We subtracted from the backlog the cost of materials, labors, shipping, sale commissions, marketing cost and warranty cost and overhead. That result is then compared to our capitalized software costs net of accumulated amortization.

At December 31, 2011 and September 30, 2012 the net realizable value associated with our sales backlog was far in excess of the carrying value of our capitalized software costs.

For instance, at January 31, 2013 our future contracts signed total $29.5 million. In addition, we have identified $35 million of additional potential sales contracts with a probability of realization estimated by management and our sales team to be greater than 50%. We take the % of realization of each contract and multiply by the potential sales contract identified to come up to a weighted estimated sale.

Calculation:

Future contract signed + (additional sale identified (with 50% chance of realization) * Chance of realization) = Total estimated sale identified – Cost associated to the revenue – capitalized software cost (net of depreciation) = Potential impairment value if less than zero.

(($29.5 million + ($35 million * 67%)) - $29.1 million = $23.8 million of net realizable value > to capitalized software costs.

The capitalized software costs in December 31, 2011 and September 30, 2012 were $7.5 million and $10.8 million, respectively.

The estimate net realizable value is significantly in excess of the capitalized software cost included in our balance sheet.

We also compare our projected sales for the next 3 years and subtract the cost associated to the revenue and compare the value to the capitalized software cost included in our balance sheet. This figure is also significantly superior to the capitalized software cost included in our balance sheet.

38.	Please revise to disclose the estimated aggregate amortization expense for each of the five succeeding fiscal years per ASC 350-30-50-2.

Pursuant to the Staff’s comment, please note that the financial statements have been revised to disclose the estimated aggregate amortization expense in accordance with ASC 350-30-50-2.

Note 8. Equity, page F-14

Stock Options — Equity Incentive Plans

39.	For each year for which an income statement is provided disclose the total intrinsic value of options exercised and the total fair value of shares vested during the year. Please see ASC 718-10-50-2(d).

Pursuant to the Staff’s comment, please note that the financial statements have been revised to disclose the total intrinsic value of options exercised and the total fair value of shares vested during the year in accordance with ASC 718-10-502(d).

40.	Revise to disclose the amount of cash received from the exercise of stock options and similar instruments granted under share-based payment arrangements and the tax benefit realized from stock options exercised during the annual period. Please see ASC 718-10-50-2(j).

Pursuant to the Staff’s comment, please note that the financial statements have been revised to disclose that no cash was received on the exercise of stock options in 2011 in accordance with ASC 718-10-50-2(j) as all transactions were cashless exercises.

Pursuant to ASC 718-740-25-10 a tax benefit and credit to additional paid in capital for the tax deduction in excess of the compensation cost recognized for book purposes would not be recognized until that deduction reduces taxes payable. The Company has not recognized a reduction in taxes payable as of December 31, 2011 as the Company has a net operating loss carry forward. The Company will recognize the tax benefit and credit to additional paid in capital when the deduction reduces taxes payable.

Note 11. Related Party Transactions, page F-18 MBTH

41.	We refer to your agreement with MBTH whereby MBTH assumed certain of your liabilities totaling $3.0 million in exchange for 12 million new shares. We further note that as of December 31, 2011, you recorded $1.5 million of liabilities assumed and expenses paid by MBTH as a reduction in the $1.5 million note payable. It is not clear to us how this agreement with MBTH has been reflected in your financial statements. To help us better understand, please provide us with more detail about the agreement; an analysis of accounting entries by year, and the accounting literature you relied upon for your basis of accounting, if necessary for a complete understanding.

MBTH provided financial support to the Company by assuming certain liabilities primarily related to personnel and contractor costs.  The total amount to be assumed by MBTH was $3.0 million starting July 1, 2011 for the following 12 months.  The agreement with MBTH was to support the Company with $250 thousand per month over a period of twelve months.  The initial entry to record the transaction was to record the issuance of the common stock at the value of $3.0 million and the creation of a $3.0 million prepaid asset. The prepaid asset was set up to be amortized on a straight line basis to correspond to the timing on the payments to the Company or directly to vendors on the Company’s behalf. Between July 1, 2011 and December 31, 2011 the Company amortized $1.5 million of the prepaid balance. Of the $1.5 million amortized in 2012, $0.96 million was funded directly to the Company from MBTH and $0.54 million was paid directly to vendors of the Company by MBTH. As of December 31, 2011 the Company had a remaining prepaid balance of $1.5 million which was to be amortized through the first six months of 2012.

Treco International S.A.

42.	We refer to both the original and settlement agreements entered into with Treco. You state that under the settlement agreement reached on April 5, 2011, all receivables amounting to $23.4 million were forgiven. Please tell us in more detail about the nature of the original agreement and how you accounted for it. Describe the series of events that transpired subsequently, where the receivables were recorded in your balance sheet as of December 31, 2010 and how you accounted for the settlement agreement.

On October 3, 2008, the Company entered a long-term exclusive relationship with Treco International, S.A. (“Treco”) to be xG’s infrastructure partner that was subject to mutually agreeable terms. Treco agreed to purchase equipment (base stations, switching centers etc.) from xG and then lease such equipment to companies that would operate the networks. In essence, Treco would help finance the purchase of such equipment by the operators who wanted to deploy xG networks. In 2009, the Company appointed Ceinwen Lloyd, Chief Executive Officer of Treco, as a non-executive director of the Company.

Based upon nonperformance under the contract in late 2010 on the behalf of Treco and the general decline in financial wherewithal of Treco, the Company evaluated the revenue transaction and accounts receivable balance as of December 31, 2009 and determined that the receivables under the revenue transaction were not collectible and reversed the revenue transaction effective December 31, 2009.

During 2010 the Company continued negotiations with Treco international and concluded that it was probable and reasonably estimable that the Company would need to pay approximately $2.4 million in settlement charges with Treco to legally terminate the contract and all deliverables under the contract. As of December 31, 2010 the Company had accrued the $2.4 million in accrued expenses and other current liabilities. During 2011, the Company issued stock to Treco in the value of $360 thousand and issued the $2.0 million convertible note as required by the April 5, 2011 settlement agreement.

Should you have any questions, please do not hesitate to contact the undersigned at (860) 444-0102.

Very truly yours,

/s/: Richard L. Mooers
Richard L. Mooers
Chairman

cc: David E. Danovitch, Esq.